United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Announcement | Lisbon 1 April 2016

PHAROL INFORMS ABOUT ACQUISITION OF TREASURY SHARES

PHAROL, SGPS S.A. (“PHAROL”) informs that, pursuant to the terms and for the purposes of article 11, paragraph 2, item b) and of article 13 of the Regulation 5/2008 of the Portuguese Securities Code, and in accordance with the resolution of the General Shareholder’s Meeting held on 4 November 2015, it has acquired, on the 30 and 31 March and 1 April 2016 the following number of treasury shares in the Euronext Lisbon:

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
30-03-2016	15:19:53	8,356	Buy	Inside	0.137
30-03-2016	15:19:53	45,621	Buy	Inside	0.137
30-03-2016	15:19:53	6,079	Buy	Inside	0.137
30-03-2016	15:19:53	5,000	Buy	Inside	0.137
30-03-2016	15:19:53	40,298	Buy	Inside	0.137
30-03-2016	15:19:53	20,053	Buy	Inside	0.137
30-03-2016	15:19:53	8,645	Buy	Inside	0.137
30-03-2016	15:19:53	18,115	Buy	Inside	0.137
30-03-2016	15:19:53	18,500	Buy	Inside	0.137
30-03-2016	15:19:53	2,064	Buy	Inside	0.137
30-03-2016	15:19:53	27,269	Buy	Inside	0.137
31-03-2016	15:18:16	11,370	Buy	Inside	0.136
31-03-2016	15:18:16	45,000	Buy	Inside	0.136
31-03-2016	15:18:16	6,593	Buy	Inside	0.136
31-03-2016	15:18:16	6,500	Buy	Inside	0.136
31-03-2016	15:18:16	49,332	Buy	Inside	0.136
31-03-2016	15:18:16	25,840	Buy	Inside	0.136
31-03-2016	15:18:16	5,000	Buy	Inside	0.136
31-03-2016	15:18:16	450	Buy	Inside	0.136
31-03-2016	15:18:16	20,370	Buy	Inside	0.136
31-03-2016	15:18:16	29,545	Buy	Inside	0.136
01-04-2016	15:16:10	13,323	Buy	Inside	0.135
01-04-2016	15:16:10	19,029	Buy	Inside	0.135
01-04-2016	15:16:10	1,656	Buy	Inside	0.135
01-04-2016	15:16:10	28,450	Buy	Inside	0.135

PHAROL, SGPS S.A.

Public company	PHAROL is listed on the	Luis Sousa de Macedo
Share capital Euro 26,895,375	Euronext (PHR). Information	Investor Relations Director
Registered in the Commercial	may be accessed on Bloomberg	ir@pharol.pt
Registry Office of Lisbon	under the symbol PHR PL.	Tel.: +351 212 697 698
and Corporation no. 503 215 058		Fax: +351 212 697 949

pharol.pt

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
01-04-2016	15:16:10	46,297	Buy	Inside	0.135
01-04-2016	15:16:10	40,897	Buy	Inside	0.135
01-04-2016	15:16:10	25,000	Buy	Inside	0.135
01-04-2016	15:16:10	5,000	Buy	Inside	0.135
01-04-2016	15:16:10	20,348	Buy	Inside	0.135

Following these transactions, PHAROL SGPS S.A. holds 29,665,000 own shares, corresponding to 3.3089% of the Company’s share capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2016

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.